Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of January, 2007

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC. (Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar São Paulo, SP, Brazil 01317-910 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Minutes of a meeting of the Board of Directors, December 28, 2006

Item 1

ULTRAPAR PARTICIPAÇÕES S.A.
Publicly Listed Company

CNPJ nº 33.256.439/0001- 39	NIRE 35.300.109.724

MINUTES OF A MEETING OF THE BOARD OF DIRECTORS (10/2006)

Date, Time and Location:

December 28, 2006, at 10 a.m., at Company Headquarters, located at Av. Brigadeiro Luiz Antonio, Nº 1343 - 9º floor, in the City and State of São Paulo.

Presence:

Members of the Board of Directors, duly signed below.

Matters discussed and deliberated:

1.	The Chairman of the Board, Mr. Paulo Guilherme Aguiar Cunha, informed the other Board Members that he called a Board Meeting to officially endorse his decision, previously communicated to the Board, to resign to his post of Chief Executive Officer of the Company and of the other operational companies of the group, from January 1st , 2007. Mr. Lúcio de Castro Andrade Filho, also a Board Member and the current Vice-President of the Board of Officers, also announced that he would resign to his position. These measures are aimed at the providing continuity to the plan traced by the late Pery Igel, with the legal advice of Gilberto Barcellos, of professionalizing the executive management of the companies of the group and institutionalizing the good principles of Corporate Governance.

2.	A synthetic evaluation was presented to the Board, outlining the most important events that have occurred during the time that Mr. Paulo Cunha has been the Chief Executive Officer, from 1981, when he assumed the post, to 2005: the net earnings have increased from US$9 million to US$124 million; EBITDA from US$ 23 million to US$226 million, profits distributed in the form of dividends amounting to a total equivalent of US$329 million.

3.	The President of the Board also clarified that, with the consequent separation of the roles of Chairman of the Board of Directors and Chief Executive Officer, the first one will continue to be responsible for strategic coordination, fitting to the Chief Executive Officer the executive direction of the company.

4.	The Board Members also elected, to the post of Chief Executive Officer of Ultrapar, Mr. Pedro Wongtschowski, Brazilian, divorced, chemical engineer, Identity Card Nº 3.091.522-SSP-SP, enrolled in the CPF/MF under nº 385.585.058-53, to exercise this role for the same period as the remaining mandate of the other officers.

5.	At the proposal of its Chairman, the Board elected Sr. João Benjamin Parolin, Brazilian, married, chemical engineer, Identity Card Nº 8.658.508-3-SSP/SP, and enrolled in the CPF/MF under nº 029.320.368-74, to the post of Officer of Ultrapar and, to replace Sr. Pedro Wongtschowski, in the role of Officer Superintendent of Oxiteno S.A. Indústria e Comércio.

6.	The mandate of the hereby elected will begin on January 1st , 2007, and shall be for the same period as the remaining mandate of the other officers of Ultrapar.

Observation : (i) These deliberations were approved by all presents, except for Board Member Renato Ochman, who abstained from voting.

Once there was no further matters to discuss, the meeting was closed and the minutes of this meeting were transcript, read and approved by all the undersigned Board Members.

Paulo Guilherme Aguiar Cunha	Lucio de Castro Andrade Filho
Chairman	Vice-Chairman

Ana Maria Levy Villela Igel - Board Member

Paulo Vieira Belotti – Board Member

Olavo Egydio Monteiro de Carvalho - Board Member

Renato Ochman – Board Member

Nildemar Secches – Board Member

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPAR HOLDINGS INC.
Date:	January 05, 2007

		By:	/s/ Fábio Schvartsman

			Name:	Fábio Schvartsman
			Title:	Chief Financial and Investor Relations Officer

(Minutes of a meeting of the Board of Directors, December 28, 2006)